UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

TOURMALINE BIO, INC.

(Name of Subject Company)

TOURMALINE BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89157D105

(CUSIP Number of Class of Securities)

Sandeep Kulkarni

Chief Executive Officer

Tourmaline Bio, Inc.

27 West 24th Street, Suite 702

New York, NY 10010

(646) 481-9832

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

William Sorabella, Esq.

Brandon Fenn, Esq.

Cooley LLP

55 Hudson Yards

New York, NY 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Tourmaline Bio, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 29, 2025 (as further amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer statement on Schedule TO filed with the SEC on September 29, 2025 by Novartis AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland (“Parent” or “Novartis”), and Torino Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of September 8, 2025 (the “Merger Agreement”), by and among the Company, Parent and Purchaser to acquire all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”) at a price of $48.00 per Share in cash, without interest, and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note:

The supplemental information provided herein should be read in conjunction with the Schedule 14D-9 in its entirety. Since the initial filing of the Schedule 14D-9 and as of October 19, 2025, the Company has received fourteen demand letters from purported holders of Shares (the “Demand Letters”). Lawsuits have also been filed by two purported holders of Shares requesting that the Company supplement disclosures with additional information (the “Lawsuits”). The Company specifically denies all allegations that any additional disclosure in the Schedule 14D-9 was or is required. However, in order to avoid the risk of delay, to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily make certain supplemental disclosures to the section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation” as described below. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Except as set forth below, the information set forth in the Schedule 14D-9 as amended remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Lawsuits were filed by purported stockholders of the Company in connection with the transactions contemplated by the Merger Agreement in in the Supreme Court of the State of New York on October 7, 2025 and October 9, 2025 under the captions Kevin Welsh v. Tourmaline Bio, Inc. et al., Case No. 655975/2025 and William Ballard v. Tourmaline Bio, Inc. et al., Case No. 656012/2025 asserting claims for negligent misrepresentation and concealment against the Company and the Company Board based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received fourteen demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

For clarity, new text within restated paragraphs from the Schedule 14D-9 is highlighted with bold, underlined text, and deleted text within restated paragraphs from the Schedule 14D-9 is highlighted with ~~strikethrough text~~.

The following paragraph is added after the fifth full paragraph of page 16 of the Schedule 14D-9 – Background of the Offer and the Merger:

Also at the meeting, the Company Board instructed members of Tourmaline senior management who were aware of the potential transaction not to have any discussions with Company A or any other potential transactional counterparties regarding continued employment following the closing of any possible transaction, or the terms of any such continued employment, without the Company Board’s approval. No such discussions occurred during the course of any discussions with any parties noted in this section. The Company Board also instructed its members and Tourmaline senior management to identify to the Company Board on a prompt basis any relationships or actual or potential conflicts of interest with Company A or any other potential transactional counterparties for consideration by the Company Board.

The seventh paragraph of page 19 of Item 4 of the Schedule 14D-9 – Background of the Offer and the Merger is hereby amended as follows:

On July 22, 2025, a Novartis senior executive contacted Dr. Kulkarni and informed him that Novartis was planning to provide a proposal to acquire all of the outstanding shares of Tourmaline and Novartis wanted to engage in exclusive, bilateral negotiations about the proposed transaction. Later that day, Novartis delivered a non-binding written proposal to acquire all of the outstanding shares of Tourmaline for up to $32.00 per share, with $25.00 per share payable in cash plus the issuance of non-tradeable contingent value rights which would pay (1) $3.50 per contingent value right in cash upon the first patient dosing of pacibekitug in a Phase 3 study for ASCVD in the United States and (2) $3.50 per contingent value right in cash upon FDA approval of pacibekitug in ASCVD (the “July 22 Novartis Proposal”). The July 22 Novartis Proposal was subject to several conditions, including completion of due diligence and completion of documentation for the transaction. The July 22 Novartis Proposal noted that Novartis would value the opportunity to discuss employee retention and optimization with Tourmaline, but the July 22 Novartis Proposal did not contain any offers of post-transaction employment for the Company’s officers or directors. The July 22 Novartis Proposal did not indicate a proposed transaction timeline. The closing price per Share on the trading day prior to the July 22 Novartis Proposal was $18.23.

The second full paragraph of page 21 of Item 4 of the Schedule 14D-9 – Background of the Offer and the Merger is hereby amended as follows:

On July 31, 2025, a Novartis senior executive contacted Dr. Kulkarni and informed him that Novartis remained interested in acquiring Tourmaline and, based on the feedback provided by the Company Board, Novartis was planning to provide an updated proposal to acquire Tourmaline, which would remove the contingencies of some of the consideration such that all payments to Tourmaline stockholders would be made at closing. The Novartis senior executive noted that they would require additional due diligence information to move forward on the basis of the proposal. Later that day, Novartis delivered a non-binding proposal to acquire all of the outstanding shares of Tourmaline for $32.00 per share in cash (the “July 31 Novartis Proposal”). The July 31 Novartis Proposal was subject to substantially the same conditions as the July 22 Novartis Proposal. The July 31 Novartis Proposal did not contain any offers of post-transaction employment for the Company’s officers or directors.

The sixth full paragraph of page 22 of Item 4 of the Schedule 14D-9 – Background of the Offer and the Merger is hereby amended as follows:

On August 9, 2025, a Novartis senior executive emailed Dr. Kulkarni and delivered a non-binding proposal to acquire all of the outstanding shares of Tourmaline for $35.00 per share in cash (the “August 9 Novartis Proposal”). The Novartis senior executive also requested access to Phase 2 TRANQUILITY trial patient-level data. The August 9 Novartis Proposal did not contain any offers of post-transaction employment for the Company’s officers or directors.

The third paragraph of page 23 of Item 4 of the Schedule 14D-9 – Background of the Offer and the Merger is hereby amended as follows:

On August 13, 2025, Novartis delivered a non-binding proposal to acquire all of the outstanding shares of Tourmaline for $38.00 per share in cash (the “August 13 Novartis Proposal”). The August 13 Novartis Proposal was subject to substantially the same conditions as the August 9 Novartis Proposal. The August 13 Novartis Proposal did not contain any offers of post-transaction employment for the Company’s officers or directors.

The first bullet point under paragraph nine on page 26 of Item 4 of the Schedule 14D-9 – Background of the Offer and the Merger is hereby amended as follows:

Novartis delivered a proposal to acquire all of the outstanding shares of Tourmaline for $48.00 per share in cash and on the terms provided in the merger agreement provided on the prior day by its counsel (the “Final Novartis Proposal”). Novartis indicated that the Novartis Board of Directors had not yet approved the transaction but expected to do so on September 9, 2025 and an agreement could not be entered into until the approval was obtained. Novartis requested an exclusive negotiation period until the end of the day on September 9, 2025 and attached a proposed form of exclusivity agreement. The Final Novartis Proposal did not contain any offers of post-transaction employment for the Company’s officers or directors.

The first full paragraph on page 38 of Item 4 of the Schedule 14D-9 – Opinion of Leerink Partners LLC is hereby amended as follows:

Leerink Partners performed a discounted cash flow analysis of the Company based on the forecasted, risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2025 and ending on December 31, 2047 and the impact of tax savings from usage of the Company’s U.S. federal net operating loss and research and development tax credit carryforwards of $162 million as of December 31, 2024 and the Company’s estimated future losses, which were set forth in the Financial Projections as described in the section entitled “— Certain Unaudited Prospective Financial Information” below. Leerink Partners calculated an implied terminal value for the Company using a perpetuity growth rate of negative 50% applied to the Company’s terminal year forecasted, risk-adjusted, after-tax unlevered free cash flows, as directed by Company management. These amounts were then discounted to present value using a discount rate range of 13.00% to 14.50%, which Leerink Partners determined based upon its professional expertise and judgment, and a mid-year discounting convention to discount the Company’s forecasted, risk-adjusted, after-tax unlevered free cash flows as projected by Company management to September 30, 2025. This analysis took into account (i) an assumed net cash position as of September 30, 2025 provided by Company management of approximately $239 million and (ii) the dilutive impact of an assumed equity financing of $400 million in net proceeds in fiscal year 2026 and the net present value of the cost to raise net proceeds of $350 million in fiscal year 2028 and $400 million in fiscal year 2031, as directed by Company management. Leerink Partners then divided the results of the foregoing calculations by the fully-diluted Shares outstanding ~~(determined using~~ of 25.8 million basic Shares outstanding as of September 5, 2025 and taking into account the dilutive impact under the treasury stock method of 3.8 million outstanding ~~in-the-money~~ Company Options with a weighted-average exercise price of $13.11 as of September 5, 2025 and less than 0.1 million outstanding Company RSUs~~),~~ as of September 5, 2025, as provided by Company management, and 14.3 million new Shares issued in the assumed equity financing in fiscal year 2026, as set forth in the Financial Projections.

The first bullet point under the third full paragraph on page 38 of Item 4 of the Schedule 14D-9 – Opinion of Leerink Partners LLC is hereby amended as follows:

Precedent Premiums Paid Analysis. Leerink Partners performed an analysis of premiums paid in eighteen selected M&A transactions involving publicly traded clinical-stage biotechnology companies in the preceding five years with transaction equity values between $500 million and $2 billion that Leerink Partners, based on its professional expertise and judgment, deemed relevant. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of such target company’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of such target company’s common stock for the 30 calendar days prior to the date on which the trading price of the target company’s common stock was perceived to be affected by a potential transaction. Leerink Partners noted that such precedent M&A transaction-related premiums ranged from (i) 71% – 108% based on the 25th to 75th percentile for the premium to the target companies’ one-day unaffected closing share price, which applied to the September 5, 2025 closing price of the Shares resulted in an illustrative range of approximately $45.64 to $55.49 per Share (rounded to the nearest $0.01) and (ii) 75% – 127% based on the 25th to 75th percentile for the premium to the target companies’ unaffected 30-calendar day volume weighted average share price, which applied to the 30-calendar day volume weighted average price of the Shares ending on September 5, 2025 resulted in an illustrative range of approximately $40.73 – $53.01 per Share (rounded to the nearest $0.01).

The second bullet point under the third full paragraph on page 38 of Item 4 of the Schedule 14D-9 – Opinion of Leerink Partners LLC is hereby amended as follows:

Analyst Price Targets Analysis. Leerink Partners reviewed stock price targets for the Shares in eleven publicly available Wall Street research analyst reports as of between August 13, 2025 and September 5, 2025, which indicated low and high price targets for the Company ranging from $35.00 to $70.00 per Share.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by replacing the paragraphs immediately below the heading entitled “Item 8. Additional Information – Legal Proceedings” on page 50 in its entirety with the following paragraphs.

On October 7 and October 9, 2025, purported stockholders of the Company filed complaints captioned Kevin Welsh v. Tourmaline Bio, Inc. et al., Case No. 655975/2025 and William Ballard v. Tourmaline Bio, Inc. et al., Case No. 656012/2025, in the Supreme Court of the State of New York, asserting claims for negligent misrepresentation and concealment against the Company and the Company Board based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received fourteen demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9. The Company believes the claims asserted in the complaints and demand letters are without merit.

No assurances can be made as to the outcome of such demands or other actions.

Other than as set forth above, as of October 19, 2025, the Company is not aware of the filing of any lawsuits or the submission of any demand letters or any draft complaints challenging the Transactions and/or alleging deficiencies with respect to this Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, the Company will not necessarily announce such additional filings or submissions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOURMALINE BIO, INC.

By:	/s/ Sandeep Kulkarni
Sandeep Kulkarni
Chief Executive Officer

Dated: October 20, 2025